Exhibit 12

Ratio of Earnings to Fixed Charges

	Fiscal Year (number of weeks)
($ in millions except ratios)	2016 (52)	2015 (52)	2014 (52)	2013 (52)	2012 (53)
Earnings before income taxes and interest expense	$1,199	$1,530	$2,088	$2,154	$1,948
Less: capitalized interest, net	(9)	(8)	(7)	(8)	(6)
Total fixed charges	548	533	551	522	675
Earnings for calculation	$1,738	$2,055	$2,632	$2,668	$2,617
Fixed charges:
Gross interest incurred	$75	$59	$75	$61	$87
Interest portion of rent expense (1)	473	474	476	461	588
Total fixed charges	$548	$533	$551	$522	$675
Ratio of earnings to fixed charges	3.2	3.9	4.8	5.1	3.9
__________
(1) The interest portion of rent expense for fiscal 2016, 2015, 2014, and 2013 was calculated as 36 percent of rent expense. For fiscal 2012, the interest portion of rent expense was calculated as 48 percent of rent expense.